SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated February 21, 2006, entitled “Tensilica, Virage Logic and SMIC Partner to Provide Hard Macro Versions of Diamond Standard Processor Cores.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: February 23, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated February 21, 2006, entitled “Tensilica, Virage Logic and SMIC Partner to Provide Hard Macro Versions of Diamond Standard Processor Cores.”

Exhibit 99.1

Tensilica, Virage Logic and SMIC Partner to Provide Hard Macro Versions

of Diamond Standard Processor Cores

Agreement Helps Bring Diamond Standard Processors to China

Shanghai, CHINA, Fremont, CA, and Santa Clara, CA – February 21, 2006 – Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), Virage Logic Corporation (Nasdaq: VIRL) and Tensilica today announced a collaboration to provide hard macro versions of Tensilica’s new Diamond Standard processor cores. The processors will be implemented using Virage Logic’s silicon-proven IPrima Foundation™ Platform IP and will target SMIC’s 130-nanometer (nm) process technology.

“Tensilica’s new Diamond Standard processor cores are among the industry leaders in high performance and low power,” stated Paul OuYang, vice president of Design Services at SMIC. ”By implementing the cores with Virage Logic’s IPrima Foundation Platform IP, the Diamond Standard processors should be reliable and easily manufacturable, thus reducing risk and shortening the overall design cycle. We believe that a large number of our customers will be interested in using these cores.”

“We are pleased to work with Tensilica and SMIC to develop hard macro versions of the Diamond Standard processors”, said Adam Kablanian, president and CEO, Virage Logic. “By utilizing the embedded memories and standard cell libraries in our IPrima Foundation for SMIC’s 130nm process, Tensilica’s worldwide Diamond Series processor customers are expected to be able to gain both high performance and low power advantages.”

“SMIC is one of the leading semiconductor manufacturers in the world, and Virage Logic produces technically superior semiconductor IP platforms, so we are delighted to work with both companies to provide hardened versions of our Diamond Standard processors,” stated Chris Rowen, Tensilica’s president and CEO. “We believe there will be a strong interest in China, where we believe our ultra-low power controller cores and the unique Diamond 330Hifi audio processor to be very good fits with the rapid growth of consumer electronics design firms.”

Under the agreement, SMIC will provide complete design and manufacturing services - including incorporation of the Diamond Series hard macros into design databases - for companies requiring low-power, high-performance processors and DSPs in SMIC’s process.

The hard macro solutions resulting from the collaboration are expected to enable systems and semiconductor companies to use SMIC’s foundry process with minimum integration cost, accelerated integration time and reduced risk. A hardened core is a complete and tested physical design of a processor core, which can be included into an ASIC design.

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 0981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About Virage Logic

Founded in 1996, Virage Logic Corporation (Nasdaq:VIRL) rapidly established itself as a technology and market leader in providing advanced embedded memory intellectual property (IP) for the design of complex integrated circuits. Today the company is a global leader in semiconductor IP platforms comprising embedded memories, logic, and I/Os and is pioneering the development of a new class of IP called Silicon Aware IP™. Silicon Aware IP tightly integrates Physical IP (memory, logic and I/Os) with the embedded test, diagnostic, and repair capabilities of Infrastructure IP to help ensure manufacturability and optimized yield at the advanced process nodes. Virage Logic’s highly differentiated product portfolio provides higher performance, lower power, higher density and optimal yield to foundries, integrated device manufacturers (IDMs) and fabless customers who develop products for the consumer, communications and networking, hand-held and portable, and computer and graphics markets. The company uses its FirstPass-Silicon™ Characterization Lab for certain products to help ensure high quality, reliable IP across a wide range of foundries and process technologies. Headquartered in Fremont, California, Virage Logic has R&D, sales and support offices worldwide. For more information, visit www.viragelogic.com.

About Tensilica

Tensilica was founded in July 1997 to address the growing need for optimized, application-specific microprocessor and DSP solutions in high-volume embedded applications. Using a patented configurable and extensible processor generation technology, Tensilica is the only company that offers a wide range of controller, CPU and specialty DSP processors in both off-the-shelf format via the Diamond Standard series cores, and with full designer-configurability with the Xtensa processor family. Every Tensilica processor core comes complete with a companion software development tool environment, portfolio of system simulation models, and hardware implementation tool support. . For more information on Tensilica’s patented approach to the creation of application-specific building blocks for SOC design, visit www.tensilica.com.

# # #

Editors’ Notes:

•	Tensilica and Xtensa are registered trademarks belonging to Tensilica, Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners.

•	Tensilica’s announced licensees include ALPS, AMCC (JNI Corporation), Astute Networks, Atheros, ATI, Avago Technologies, Avision, Bay Microsystems, Berkeley Wireless Research Center, Broadcom, Cisco Systems, Conexant Systems, Cypress, Crimson Microsystems, ETRI, FUJIFILM Microdevices, Fujitsu Ltd., Hudson Soft, Hughes Network Systems, Ikanos Communications,

LG Electronics, Marvell, NEC Laboratories America, NEC Corporation, NetEffect, Neterion, Nippon Telephone and Telegraph (NTT), NVIDIA, Olympus Corporation, sci-worx, Seiko Epson, Solid State Systems, Sony, STMicroelectronics, Stretch, TranSwitch Corporation, and Victor Company of Japan (JVC).

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statement regarding SMIC’s commitment to continue to provide a total package solution for its customers, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this news release, other than statements of historical fact, are forward-looking statements, including, for example, statements relating to industry and company trends, business outlook and products. Forward-looking statements are subject to a number of known and unknown risks and uncertainties, which might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include Virage Logic’s ability to improve its operations; its ability to forecast its business, including its revenue, income and order flow outlook; Virage Logic’s ability to execute on its strategy to become a provider of semiconductor IP platforms; Virage Logic’s ability to continue to develop new products and maintain and develop new relationships with third-party foundries and integrated device manufacturers; adoption of Virage Logic’s technologies by semiconductor companies and increases or fluctuations in the demand for their products; the company’s ability to overcome the challenges associated with establishing licensing relationships with semiconductor companies; the company’s ability to obtain royalty revenues from customers in addition to license fees, to receive accurate information necessary for calculating royalty revenues and to collect royalty revenues from customers; business and economic conditions generally and in the semiconductor industry in particular; competition in the market for semiconductor IP platforms; and other risks including those described in the company’s Annual Report on Form 10-K for the period ended September 30, 2005, and in Virage Logic’s other periodic reports filed with the SEC, all of which are available from Virage Logic’s website (www.viragelogic.com) or from the SEC’s website (www.sec.gov), and in news releases and other communications. Virage Logic disclaims any intention or duty to update any forward-looking statements made in this news release.

All trademarks are the property of their respective owners and are protected herein.